Mail Stop 3561

 					May 3, 2006



Mr. Kris J. Kelley
Executive Vice President and Chief Financial Officer
Playtex Products, Inc.
300 Nyala Farms Road
Westport, CT 06880

	Re:	Playtex Products, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 14, 2006
		File No. 1-12620

Dear Mr. Kelley:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.








Form 10-K for Fiscal Year Ended December 31, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 14

Results of Operations, page 15

Year Ended December 31, 2005 Compared to Year Ended December 25,
2004, page 15
1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods in total and by segment, please quantify the extent to which each change contributed to the overall change in that line item. Also disclose the extent to which changes in revenues are attributable to price and/or volume increases. For example, with respect to the increase in net sales in the Feminine Care segment, you should quantify the impact of the increased shipments of Gentle
Glide versus the offsetting impact of the reduced prices on Beyond.
See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Contractual Obligations, page 20
2. Please revise your table of contractual cash obligations to include the following:
(a) Estimated interest payments on your debt; and
(b) Required funding of pension and other postretirement benefit obligations.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. We assume that estimated interest payment information is readily available since the vast majority of your indebtedness is comprised of fixed rate notes. If you continue to choose not to include these payments, you should revise the footnotes to the table to discuss the cash requirements for interest, post-employment benefits and any other additional items that are material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s
MD&A Guidance issued December 29, 2003, available at www.sec.gov.

Item 9A. Controls and Procedures, page 24
3. You state that your certifying officers concluded that your disclosure controls and procedures were effective "to ensure that material information required to be disclosed by [you] in the reports
[you] file or submit under the Exchange Act is recorded, summarized and reported within the time periods specified in the SEC`s rules and forms." In future filings, please revise your disclosure regarding effectiveness to include the entire definition of disclosure controls and procedures in Exchange Act Rule 13a -15(e). In particular, you should state whether the certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is not only recorded, summarized and reported, but also "processed," within the time periods specified in the SEC`s rules and forms. Further, state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by you in the reports that you file or submit under the Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in the filing.

Note 4. (Loss) Gain on Sale of Assets, page F-13
4. Please explain to us in detail how you determined not to report the results of operations and related gains and losses on the sale of your non-core brand assets as discontinued operations. If you determined that the individual and/or aggregate non-core brand assets did not represent a "component," as that term is contemplated in paragraph 41 of SFAS 144, please advise us in detail as to how you arrived at this conclusion. In this connection, your disclosures throughout the document, including your presentation of non-core assets as a SFAS 131 reportable segment, suggest that the operations and cash flows of your non-core brand assets are clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.
..
Note 13. Pension and Other Postretirement Benefits, page F-23
5. With respect to your Other Postretirement Benefits, we note that you include the rate of compensation increase as an assumption used to determine benefit obligations and net periodic benefit cost. Please tell us and disclose in future filings the specific terms of such plans that are salary related. Based on the current disclosure, it is unclear why such an assumption would be relevant.

6. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.





Note 14. Business Segments and Geographic Information, page F-28
7. Please disclose goodwill by reportable segment as required by paragraph 45 of SFAS 142.

Exhibits 31.1 and 31.2
8. In future filings, please eliminate the reference to the CEO and
CFO`s titles in the introductory paragraph of the Section 302 certifications. Refer to Item 601(b)(31) of Regulation S-K. Also confirm to us that inclusion of the titles was not intended to limit the capacity in which the certifications were provided.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


Mr. Kelley
Playtex Products, Inc.
May 3, 2006
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